Mail Stop 4561

October 31, 2006

Mr. David L. Rogers
Chief Financial Officer
Sovran Acquisition LP and Sovran Self Storage, Inc.
6467 Main Street
Buffalo, NY 14221

      Re: **Sovran Acquisition LP**
            Sovran Self Storage, Inc.
            Forms 10-K for the year ended December 31, 2005
            Filed March 13, 2006
            File No. 001-13820
            File No. 000-24071

Dear Mr. Rogers:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanations as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanations.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-K for the year ended December 31, 2005

Exhibits

1. We note that you filed your certifications in the body of your filing. In future filings please file your certifications separately as exhibits. Furthermore, in future filings please refer to "annual report" or "quarterly report" as just report.

<u>Consolidated Statements of Cash Flows</u>

2. We note that you adjusted net income from continuing operations, rather than net income, in your reconciliation to net cash flow from operating activities in your statement of cash flows. We also note that you aggregated operating, investing, and financing cash flows from discontinued operations into a single line item in your statement of cash flows. In future filings please use net income, rather than net income from continuing operations, and either combine cash flows from discontinued operations with cash flows from continuing operations within each category or identify cash flows from discontinued operations within each category. Please see paragraph 28 of SFAS 95 and the following speech by Joel Levine http://www.sec.gov/news/speech/spch120605jl.htm for reference.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief